Exhibit 99.1

NEWS RELEASE

Toronto, April 17, 2024

Franco-Nevada To Release First Quarter 2024 Results

Franco-Nevada Corporation announced today that it will report its first quarter 2024 results as follows:

First Quarter 2024 Results Release:	May 1st after market close
Conference Call and Webcast:	May 2nd 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

https://bit.ly/3U0wrzh
Webcast:	www.franco-nevada.com
Replay (available until May 9th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Passcode: 644762 #

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com